FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

• 25th of February 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains:

9 December 2003
Korea Post and TPG join forces in strategic co-operation

19 December 2003
Marie-Christine Lombard to succeed Alan Jones as head of Express division TPG

22 December 2003
TPG completes buy out of Jepsen unaddressed mail network in Germany

8 January 2004
TPG to add five Boeing 737-300 Aircraft to its TNT European Air Network

22 January 2004
TPG CONFIDENT WITH CLEAR ROUTE TOWARDS LIBERALISATION IN MINISTER OF ECONOMIC AFFAIRS POSTAL VISION

19 February 2004
Solid 2003 reflected in record cash flow for TPG (see attachment)

9 December 2003

Korea Post and TPG join forces in strategic co-operation

The Postal Service of the Republic of Korea (Korea Post) and mail, express and logistics company TPG N.V. today announced that they have signed a Memorandum of Understanding (MOU) that will provide the foundation for a broad strategic co-operation. This builds upon the successful partnership in international express between Korea Post and TPG that was entered into in 2001.

Mr. Koo, President of Korea Post, led his delegation on a visit to the head office of TPG in the Netherlands, upon invitation of Mr. Bakker, CEO of TPG. During the visit, Mr. Koo and Mr. Bakker signed a MOU that included an agreement to set up immediately a task force to explore potential areas of mutually beneficial co-operation in the areas of mail and express.

With a background of successful past co-operation between Korea Post and TPG, the two companies have laid solid foundations to expand their co-operation and to build closer ties, as well as to initiate joint efforts in exploring global markets. By benefiting from synergies and mutual strengths, Korea Post and TPG will be able to further improve both parties’ services to their Korean and global clients.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 161,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tony Danby,

Senior Press Officer

TPG Media Relations

Tel:  + 31 20 500 6426

Mobile: +31 6 233 083 32

E-mail: Tony.Danby@tpg.com

19 December 2003

Marie-Christine Lombard to succeed Alan Jones as head of Express division TPG

The Supervisory Board of Mail, Express and Logistics company TPG is pleased to announce that Marie-Christine Lombard (45) has been appointed to head up the Express division as Group Managing Director. She currently is Managing Director of the Express business unit in France. In her new position, Lombard will be responsible for all of TPG’s worldwide Express activities and will become a member of the Board of Management. The appointment of Marie Christine Lombard will take effect per 1 January 2004 and is subject to compliance with statutory requirements.

TPG and Alan Jones have amicably agreed that Alan will depart on the 31st of December 2003. Alan joined the company in 1980 and for many years was Managing Director of TNT UK Limited. He then became a member of the Board of Management of TPG in July 1999.

In accordance with the severance agreement an amount of EUR 0.7 million will be paid to Alan in settlement of the contractual notice period. A further EUR 3.9 million pension obligation has been funded in settlement of an old pension claim and the contractual funding obligations during the notice period.

TPG’s CEO Peter Bakker is pleased with the change of leadership: “We thank Alan Jones for his tremendous efforts, first class results and excellent skills exercised on behalf of the group over many years and are pleased to welcome Marie-Christine Lombard to the Board team. With her excellent management skills and proven track record she will be able to lead Express into a next era of profitable growth, building forth on Alan’s terrific achievements.”

A photograph and resumé of Marie-Christine Lombard can be downloaded from the TPG website www.tpg.com.

Note to editors:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 161,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Note to editors (not for publication):

For further information, please contact:

Tanno Massar

Director of Media Relations

Telephone: +31 20 500 6171

Mobile: +31 6 205 432 41

E-mail: Tanno.massar@tpg.com

22 December 2003

TPG COMPLETES BUY OUT OF JEPSEN UNADDRESSED MAIL NETWORK IN GERMANY

Mail, express and logistics company, TPG N.V., through its subsidiary TPG Post Holdings (Deutschland) GmbH in Germany, has today purchased the remaining 49% of shares in Olaf Jepsen GmbH (Jepsen). TPG Post had already acquired 51% of the shares in 1998.

Jepsen, which generated revenues of around EUR 29 million in 2002, is a key part of the total TPG Post unaddressed mail network in Germany. The company delivers 956 million items such as leaflets and newspapers each year.

Harry Koorstra, Group Managing Director of Mail at TPG, says: “By completing this buy out of Jepsen, TPG Post can further integrate its unaddressed mail networks to build stronger coverage and density within networks in Germany. This further enhances our position as the second largest mail company in Germany and our aim to be the first pan-European mail company.”

Achieving the full ownership of Jepsen is another positive step for TPG Post’s expanding unaddressed network in Germany. Earlier this year, TPG Post acquired unaddressed mail distributors blitzpunkt in eastern Germany and Werbeagentur Fischer in South-East Germany. TPG Post now has strong unaddressed activities in the north-west, south-east and eastern parts of Germany, as well as Berlin and Baden-Würtemberg.

The TPG Post unaddressed mail network in Germany covers some 16.5 million households with around 28,500 round-based deliverers. Besides unaddressed mail activities, the unaddressed network also delivers over 21 million addressed magazines.

TPG Post also has addressed mail activities in Germany via EP Europost, a joint venture between TPG Post and Hermes Versand Service, a subsidiary of mail-order company the Otto Group. Furthermore, TPG Post has addressed city mail networks in the western part of Germany. In addition, its subsidiary Cendris is active in the areas of data and document management.

Notes to editors

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 161,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Daphne Andriesse, Press Officer TPG Media Relations

Tel:  + 31 20 500 6224

Mobile: +31 6 109 187 90

E-mail: Daphne.Andriesse@tpg.com

8 January 2004

TPG to add five Boeing 737-300 Aircraft to its TNT European Air Network

Mail, express and logistics company TPG N.V., through its TNT Express division, has today announced plans to introduce a further five Boeing 737-300 aircraft to its European air network. The news follows the successful introduction of the company’s first B737 in June and of a second B737 which entered service in the first week of December.

The five aircraft – leased for five years by TNT Airways from GE Capital Aviation Services (GECAS) – will replace chartered aircraft currently operating in the TNT Express air network.  The new B737s will be phased in over the next four years - two will join the fleet in 2004, with further aircraft added in 2005, 2006 and 2007. TNT also has options to lease a further five B737s to accommodate planned expansion of the company’s European air network to an expected 67 air gateways by 2005.

The aircraft will be converted by GECAS to full freighter capabilities and will offer a payload of 16.5 metric tonnes.

Christian Drenthen, Managing Director, TNT Express Networks said, “Our first B737, which commenced operations in June has provided 100% despatch reliability during the last three months so we are delighted to announce the introduction of these additional B737 aircraft to our fleet, following a thorough evaluation of our current operations.  The B737 is a very popular and reliable aircraft which can carry both types of container used by TNT. It is also Cat 3 capable - ensuring that it can operate in the most adverse weather conditions - and is fully compliant with Chapter IV noise regulations.

“Our relationship with GECAS not only allows us to integrate aircraft which match our specific requirements into the fleet, but also gives us the option to lease additional tonnage over the next four years to cope with predicted volume growth.  The lease of these aircraft is part of our continued network development programme and of our commitment to provide the fastest and most reliable service for our customers.”

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 161,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Note to editors (not for publication):

For further information, please contact:

Daphne Andriesse, Press Officer TPG Media Relations

Tel:  + 31 20 500 6224

Mobile: +31 6 109 187 90

E-mail: Daphne.Andriesse@tpg.com

22 January 2004

TPG CONFIDENT WITH CLEAR ROUTE TOWARDS LIBERALISATION IN MINISTER OF ECONOMIC AFFAIRS POSTAL VISION

Price freeze extension to 2007 disappointing

Minister Brinkhorst of Economic Affairs has today released his vision on the postal market in the Netherlands.

The key elements of the postal vision are:

•                  Full liberalisation of the postal market in 2007 (conditional upon full market liberalisation in the UK and Germany)

•                  Price freeze until 1 January 2007 on the mandatory postal services previously subject to price control

•                  From 2007, a Universal Service will be subject to a price cap system based on inflation or consumer price index

•                  Universal Service Obligation after liberalisation restricted to single items at fixed rates; obligation to deliver bulk mail letters up to 50 grams for a transitional period

•                  Competitors and customers to be treated equally in terms of rates and conditions

TPG recognises that the postal vision provides clarity on the most important aspects of postal regulation and gives a long-term framework for the development of the postal market in the Netherlands. In particular, TPG is pleased with the policy regarding liberalisation as this properly addresses the pace of liberalisation in Europe and specifically in the UK and Germany, where liberalisation is also scheduled to take place in 2007. However, the imposition of a price freeze until 2007 is disappointing.

CEO Peter Bakker: “A price freeze for the next three years is unnecessary. There is no reason whatsoever to revise the price control system which worked well in the past and led to extremely low postal rates for the consumer as a result of consistent sound entrepreneurship, innovation and efficiency. Over a period of twelve years, corrected for inflation, the price of a postage stamp has decreased by 30%.”

On the other main aspects of the postal vision TPG is broadly in agreement. TPG agrees that a basic service level and quality should be guaranteed for customers in a liberalised market via a Universal Service Obligation. Also TPG understands that competitors and customers should be treated alike when it comes to rates and conditions.

TPG will provide the Ministry with its detailed comments and suggestions regarding the postal vision document. It is expected that the Government’s postal vision will be sent to Parliament by the end of February 2004.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 161,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tanno Massar, Director TPG Media Relations

Tel:  + 31 20 500 6171

Mobile: +31 6 205 432 41

E-mail: Tanno.Massar@tpg.com

13 February 2004

TPG ACQUIRES REMAINING 40% STAKE IN LEADING DIRECT MARKETING COMPANY IN THE CZECH REPUBLIC AND SLOVAKIA

The mail, express and logistics company TPG N.V. has acquired the remaining 40% of the shares in the DIMAR Group through Cendris, a subsidiary of TPG Post. DIMAR is one of the leading providers of full-service direct marketing activities in the Czech Republic and Slovakia. TPG had already acquired a 60% stake in DIMAR in 2002.

The DIMAR Group has combined revenues of € 9 million and 160 employees, and offers a wide range of Direct Marketing activities in the Czech Republic and Slovakia. The company offers services in the area of customer relation management (CRM), database management, consumer and business information, printing, creative design and call centres.

Ger Jacobs, Managing Director of Cendris said: “This acquisition is in line with Cendris’ strategy of gaining a leading position in the area of Direct Marketing in Central Europe. A 100% stake puts Cendris in a better position to achieve synergy in the area of marketing and product development in combination with TPG Post’s distribution activities in Central Europe.’

Cendris reported total sales of € 210 million in 2002. With a staff of 4,000, Cendris offers a variety of specialised solutions for direct communication, data and document management in the Benelux, United Kingdom, Italy, Germany and Central Europe”.

Cendris’ mission is to support organisations in their efforts to effectively and efficiently establish and maintain lasting customer relationships and optimally organise their internal data and document-related processes. Cendris fulfils this mission by deploying strong individual specialisations in the area of data and document services, and by developing and implementing total solutions and concepts.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 161,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Daphne Andriesse

TPG Media Relations

Tel: +31 20 500 6224

E-mail: daphne.andriesse@tpg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By:	/s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: • 25th of February 2004

BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Date: • 25th of February 2004

Subject: Report on Form 6-K

Ladies and Gentlemen,

TPG N.V. is filing today by electronic transmission over the Commission’s Edgar system a report on Form 6-K containing:

9 December 2003

Korea Post and TPG join forces in strategic co-operation

19 December 2003

Marie-Christine Lombard to succeed Alan Jones as head of Express division TPG

22 December 2003

TPG completes buy out of Jepsen unaddressed mail network in Germany

8 January 2004

TPG to add five Boeing 737-300 Aircraft to its TNT European Air Network

22 January 2004

TPG CONFIDENT WITH CLEAR ROUTE TOWARDS LIBERALISATION IN MINISTER OF ECONOMIC AFFAIRS POSTAL VISION

19 February 2004

Solid 2003 reflected in record cash flow for TPG (see attachment)

Please direct any questions to the undersigned at +31 20 500 6426.

Sincerely yours,

/s/ Tony Danby

Tony Danby
TPG Media relations

Highlights

Solid 2003 reflected in record cash flow for TPG

New TPG strategy focuses on China and group synergies

TPG has today announced its unaudited full year 2003 results and a new corporate strategy

Highlights:

•                  Record free cash flow

•                  dividend increased by 20%

•                  Solid underlying growth in line with outlook

•                  strong Mail and Express performances

•                  restructuring costs and savings in Logistics in line with previously announced levels

•                  New corporate strategy launched

•                  TPG-1 aims to capture group synergies of €200-300 million per year

•                  Accelerated growth in China from current platforms

•                  investments up to €200 million

•                  top team appointed; up to 150 managers to be deployed

•                  Confident outlook for 2004

•                  Audited financial statements expected in a matter of weeks

•                  audited results delayed pending Audit Committee investigation

UNAUDITED	2003	2002	% Change
	€mil	€mil
Revenues	11,866	11,782	0.7%
Operating income (EBIT)	767	1,058	-27.5%
Net income	359	599	-40.1%
Underlying net income from continuing operations*	616	585	5.3%
Free cash flow	629	623	1.0%
Earnings per share (€ cents)	75.6	126.1	-40.1%
Underlying earnings per share (€ cents)*	129.7	123.2	5.3%
Dividend (€ cents)	48.0	40.0	20.0%

*before pension increase and one-off costs (see page 5)

CEO Peter Bakker:

“Our performance in 2003 again demonstrated TPG’s ability to deliver solid cash returns in a tough economic environment. Mail and Express have both performed very well. The restructuring in Logistics announced at the half year stage is now well advanced and has led to savings and one-off costs in line with expectations. As we now move forward, there are some exciting growth opportunities for the group. Harnessing the collective power of our three businesses will enable us to grasp opportunities which have up to now been out of reach.  I am also very excited about the prospects of achieving a leading position in the rapidly developing mail, express and logistics markets in China. I am confident that, built on top of our existing strong business base, the new TPG strategy outlined today will lead to significant value creation for shareholders.”

New TPG Strategy

TPG has introduced a new corporate strategy and mission statement which will result in a fundamental change of approach in the way it conducts its business. In addition, three specific growth areas have been confirmed: China, mail consolidation and freight forwarding.

TPG-1 to capture group synergies

•                       TPG will run its operations increasingly as one company going forward. This approach (TPG-1) is geared to realising the significant synergies that can be obtained from leveraging the group’s size and cross divisional connectivities both in customer facing activities as well as in back office operations. Group synergies of €200 to €300 million per year are targeted in a 3 to 5 year period.

•                       Although the individual businesses will continue to be managed within a divisional model, Board members will have specific responsibilities for group synergies.

•                       A group key account management system will be implemented in response to clear customer demand. As a first step, cross-divisional key account teams will be installed for the top 100 global customers.

•                       Procurement, IT and shared service activities in finance, administration and HR will be integrated across all three divisions.

•                       The TPG-1 approach will be supported by the development of an overall TPG HR strategy to manage the global talent pool of TPG including talent identification, development and deployment throughout the company.

Accelerated growth in China

•                       China has been identified as the key growth market for the company with substantial business opportunities in Mail, Express and Logistics.

•                       TPG has already built a profitable business in China in Logistics and International Express. Through its joint venture with Shanghai Automotive it is the largest logistics company in the country. Today TPG has annual revenues of around €250 million in China and employs approximately 2,500 staff.

•                       In April 2003 TPG and China Post signed a Memorandum of Understanding which provided the foundation for a broad strategic partnership building on the successful partnership in International Express which commenced in 2000. Since then a task force has been exploring areas of mutually beneficial co-operation, predominantly in Mail and Express.

•                       Based on these current platforms, an ambitious strategy for China has been launched which aims to make it the company’s largest market after Europe. This will consist of an accelerated but carefully phased build up of operations in all three business areas. Total investments of up to €200 million are anticipated over the next few years.

•                       To lead its drive in China, TPG has put a top management team in place, consisting of Managing Director Ken McCall, the current Vice-President of TNT Asia, Finance Director Willem-Jan van Wijk and Chief Development Officer Fushing Pang. TNT China will be organised according to the new TPG-1 concept. Up to 150 managers and professionals from internal and external sources will be deployed in China in the next two years in order to implement the new strategy.

Build on the leadership position of TPG Post in the postal industry

•                       TPG will continue to pursue a leading position in the European mail market. It will strive to be the leading pan-European postal company as national markets open up for competition. It will also explore value creating opportunities when stakes in postal operators that are currently in the hands of national governments are divested.

Expand business portfolio to include freight forwarding

•                       TPG reiterates its stated ambition in this area. The need for freight forwarding capabilities is driven by customer demand and the desire to achieve a better balance in TPG’s portfolio of businesses.

Report by the Board of Management

Solid underlying growth

TPG has achieved solid underlying revenue and earnings growth in 2003 in difficult markets. Strong performances were again delivered by the Mail and Express businesses and a good start has been made in the transformation of Logistics activities.

Group results for 2003 were significantly affected by the previously announced one-off costs in Logistics, goodwill impairments and higher pension costs. In addition, comparisons with the previous year are affected by the significant strengthening of the euro in 2003.

Stated at constant exchange rates, revenues increased by 4.5% and, excluding the one-off costs and higher pension costs, net income from continuing operations grew by 7.7%. This is in line with the original outlook statement.

The equivalent net income growth in the fourth quarter was 2.0% and was adversely affected by restructuring costs in Mail as foreshadowed at the time of our third quarter results release.

Record free cash flow

A record free cash flow of €629 million was generated in the year, just ahead of last year despite an additional €110 million payment into the pension fund. An impressive fourth quarter free cash flow of €146 million exceeded the fourth quarter of last year by almost 50% due to reductions in working capital.

In view of the strong cash position and our confidence in the sustainability of free cash flow, the full year 2003 dividend will be increased by 20% to €0.48 per share.

Review of 2003 operations

Strong Mail performance driven by cost focus

Mail has had another strong year. The operating margin in the total Mail business improved to 20.9% despite an increasing rate of decline in Dutch volumes over the year and higher pension costs. The overall decline in addressed mail volumes for the year was 2.5%, within the 2% to 3% range anticipated.

This excellent performance was mainly driven by the ongoing implementation of the Cost Flexibility programme which is delivering savings ahead of schedule. The first three sequence sorting machines were successfully installed in the fourth quarter and the implementation of new machines at a rate of three per week is planned in 2004. In anticipation of the new working structures that will be implemented as part of the Cost Flexibility plans, 1,100 new mail deliverers are now already employed in the Netherlands.

The Dutch Minister of Economic Affairs recently issued his vision on the postal market in the Netherlands. The proposals contained in this vision document provide clarity on the most important aspects of postal regulation and give a long term framework for the development of the postal market. The postal vision has to be approved by Parliament in due course.

Good progress is being made with the development of our European mail businesses with double digit revenue growth and improved margins achieved in 2003. Our mail activities in Germany and Italy are progressing particularly well and delivering significant growth.

The data and document management business under the Cendris brand name had a difficult year mainly due to the depressed economic climate. A goodwill impairment of €20 million was made in the third quarter to reflect the changing situation in the microfiche part of the UK market.

Record earnings and impressive margin improvement in Express

Express has again achieved record earnings and an impressive improvement in operating margin in 2003. The overall margin for the year climbed to 6.5% and, at constant exchange rates, the fourth quarter margin exceeded 10% for the first time ever. Profit improvements were achieved across all geographies.

The recipe for success remains the same: persistent focus on providing the fastest and most reliable service in the business to business time sensitive sector and application of a commercial policy geared to revenue quality improvements. The success of the business is reflected in Express being a finalist in the 2003 European Quality Awards organised by the European Foundation for Quality Management.

A further five leased Boeing 737 aircraft will be added to the aircraft fleet over the next four years to accommodate the planned expansion of the European air network in line with anticipated volume growth and the expected additional airport coverage. These will replace smaller less efficient chartered-in aircraft and allow more flexibility and efficiency to be built into capacity management.

Good progress made with Logistics TtS programme

Logistics has had a difficult year mainly due to three under performing business units and the economic slowdown. However, it ended the year in much better shape than it began as a result of the focus provided by the Transformation through Standardisation programme (TtS) and the appointment of Dave Kulik to head up the division. Operating performance showed clear signs of improvement in many business units in the fourth quarter and earnings and margins are expected to rise during the course of 2004.

Most of the short term actions prescribed in the TtS programme have now been implemented, resulting in one-off costs of €69 million being incurred in the year, close to original estimates. €42 million of these costs were booked in the fourth quarter. Some savings have already been realised in 2003 as a result of these actions but the majority will be realised in 2004.

The first wave of TtS actions has focussed on realising quick win savings in the areas of procurement and contract rationalisation,

together with coordinated recovery actions for the operations in the underperforming countries. The second phase of the programme will bring in the standardised solutions in procurement, warehouse and transportation management.

In terms of business development, the level of new contract wins in 2003 was significantly higher than the previous year, which is reflected in the impressive high rate of organic revenue growth achieved. A succession of high value contracts were secured in the year including Volkswagen, Telecom Italia and KPN as well as the sole operator contract for all Fiat inbound activities in Italy. All new contracts are now subjected to a comprehensive set of mandatory Commercial Practice Rules which ensure that they will deliver at least the minimum required return.

Financial review

At constant exchange rates, Group operating income excluding the one-off costs was ahead of last year despite €24 million higher non-allocated costs than last year. As previously announced, a goodwill impairment charge of €183 million was made in the third quarter. Net financial expense for the year was almost 15% lower than the previous year, mainly due to the reduced level of net debt. The effective tax rate on underlying profits was 35.9%, the same as last year.

Inclusive of one-off costs, goodwill impairments, higher pension costs and a negative €14 million foreign exchange translation effect, net income fell by 40.1% to €359 million.

Strong cash generation

Strong management of capital expenditure in all divisions has resulted in a €101 million reduction in net capital spend compared to last year. This has enabled free cash flow to be generated ahead of the previous year despite an additional €110 million payment in pension contributions. Working capital requirements were again positive with similar levels of debtor and creditor days as last year. Net debt has been reduced by 24% to approximately €1.1 billion at the end of the year.

Audit Committee investigation

The completion of the financial statements and its audit for 2003 have been delayed pending the completion of an internal investigation. Our Audit Committee and our external auditors, PricewaterhouseCoopers Accountants N.V., have concluded that it would be appropriate to investigate representations made to the UK Inland Revenue and to PricewaterhouseCoopers with respect to certain UK tax matters in one of our UK subsidiaries originally arising in the late nineties. At the request of our Audit Committee an independent legal counsel has commenced such an investigation, which we expect to be completed in a matter of weeks.

Although the impact of these matters on our financial statements cannot yet be determined and will not be known until we finalise our analyses, we currently believe that the financial impact will not be more than €40 million.

We currently expect that we will be able to release our audited financial statements for 2003 promptly following completion of this investigation.

Dividend

TPG intends to pay a final dividend for 2003 of €0.30, resulting in a full year cash dividend of € 0.48 per ordinary share. This represents an increase of 20% over the previous year and a pay-out ratio of 38.5% of underlying net income. This is in line with the Board of Management’s intention to raise the dividend pay-out ratio over time to around 40% of net income.

Prospects

Current customer volumes do not indicate any material pick up in the markets in which we operate. Nevertheless we are well positioned in all three of our businesses to benefit from any upturn that may occur.

In 2004, the Mail business must contend not only with a continued decline in Netherlands volumes but also with a tariff freeze on the concession part of its business. It is expected that an operating margin of around 20% can be maintained due to the impact of robust cost programmes.

Express is expected to continue to make good progress in 2004 leading to further improvements in operating margin.

Logistics faces a year of consolidation as it builds on the actions taken as part of its transformation programme and turns around underperforming countries. Operating margin is targeted at around 4% for 2004.

For TPG as a whole, the Board of Management is confident that further improvements in EBITA and net income will be achieved in 2004

Significant events in 4th Quarter 2003
October 2	OPTA compliments TPG on service quality and postal location policy
October 16	€600 million standby credit facility signed
December 9	Korea Post strategic co-operation announced
December 19	Appointment of Marie-Christine Lombard as Head of Express and Board Member
December 19	Remaining 49% shares acquired in Jepsen in German unaddressed mail
December 23	Majority share acquired in Prime Vision in the Netherlands

Significant events after year end 2003
January 8	Agreement signed for five Boeing 737 aircraft
January 22	Government postal vision in the Netherlands announced
January 26	TPG named by Fortune Magazine as one of 10 great companies to work for in Europe

The financial statements for 2003 are preliminary, the audit is still in progress, and the audited financial statements may differ from those contained in this press release.

Full Year Summary

	2003				% Change vs underlying
Group Summary €mil	Reported	One- offs(1)	Underlying	2002	Operational	FX	Total
Revenue	11,866		11,866	11,782	4.5%	-3.8%	0.7%
EBITA	1,101	79	1,180	1,212	0.5%	-3.1%	-2.6%
Operating income (EBIT)	767	262	1,029	1,058	0.0%	-2.7%	-2.7%
Net income	359	233	592	599	1.1%	-2.3%	-1.2%
Net income from continuing operations(3)	359	233	592	585	3.6%	-2.4%	1.2%

Net income from continuing operations excluding pension increase (2)	383	233	616	585	7.7%	-2.4%	5.3%

Divisional EBITA Summary	2003				% Change vs underlying
€mil	Reported	One- offs(1)	Underlying	2002	Operational	FX	Total
Mail	820		820	804	2.1%	-0.1%	2.0%
Express	276		276	246	21.1%	-8.9%	12.2%
Logistics	24	79	103	157	-24.8%	-9.6%	-34.4%
Non allocated	(19)		(19)	5
Total	1,101	79	1,180	1,212	0.5%	-3.1%	-2.6%

	2003				2002
Divisional Operating Income Summary €mil	EBITA	Goodwill amortisation	Goodwill impairment	Operating income	EBITA	Goodwill amortisation	Operating income
Mail	820	(35)	(20)	765	804	(30)	774
Express	276	(53)		223	246	(52)	194
Logistics	24	(63)	(163)	(202)	157	(72)	85
Non allocated	(19)			(19)	5		5
Total	1,101	(151)	(183)	767	1,212	(154)	1,058

		2003
(1)	One-offs €mil	Gross (before tax)	Net (after tax)
	TtS costs	69	43
	Asset write-downs	10	7
	Logistics one-off costs	79	50

	Goodwill impairment costs	183	183
	Total one-offs	262	233

		2003
(2)	Increase in pension costs €mil	Gross (before tax)	Net (after tax)
	Pension costs in 2003	43	27
	Pension costs in 2002	(6)	(3)
	Increase in pension costs	37	24

(3)	€mil	2003	2002
	Net profit on sale of non-core business		14

Fourth Quarter Summary

	Q4 2003			Q4 2002	% Change vs underlying
Group Summary €mil	Reported	One- offs(1)	Underlying		Operational	FX	Total
Revenue	3,184		3,184	3,180	2.9%	-2.8%	0.1%
EBITA	315	42	357	394	-5.8%	-3.6%	-9.4%
Operating income (EBIT)	276	42	318	355	-7.6%	-2.8%	-10.4%
Net income	164	26	190	212	-7.6%	-2.8%	-10.4%
Net income from continuing operations(3)	164	26	190	198	-1.0%	-3.0%	-4.0%

Net income from continuing operations excluding pension increase(2)	170	26	196	198	2.0%	-3.0%	-1.0%

	Q4 2003			Q4 2002	% Change vs underlying
Divisional EBITA Summary €mil	Reported	One- offs(1)	Underlying		Operational	FX	Total
Mail	227		227	247	-7.7%	-0.4%	-8.1%
Express	111		111	107	14.0%	-10.3%	3.7%
Logistics	(18)	42	24	28	-3.6%	-10.7%	-14.3%
Non allocated	(5)		(5)	12
Total	315	42	357	394	-5.8%	-3.6%	-9.4%

	Q4 2003			Q4 2002
Divisional Operating Income Summary €mil	EBITA	Goodwill amortisation	Operating income	EBITA	Goodwill amortisation	Operating income
Mail	227	(10)	217	247	(9)	238
Express	111	(14)	97	107	(13)	94
Logistics	(18)	(15)	(33)	28	(18)	10
Non allocated	(5)	0	(5)	12	1	13
Total	315	(39)	276	394	(39)	355

		Q4 2003
(1)	One-offs €mil	Gross (before tax)	Net (after tax)
	TtS costs	42	26
	Asset write-downs
	Logistics one-off costs	42	26

	Goodwill impairment costs
	Total one-offs	42	26

		Q4 2003
(2)	Increase in pension costs €mil	Gross (before tax)	Net (after tax)
	Pension costs in 2003	11	7
	Pension costs in 2002	(2)	(1)
	Increase in pension costs	9	6

(3)	€mil	Q4 2003	Q4 2002
	Net profit on sale of non-core business		14

Business Highlights - Mail

•                  Strong performance with improved operating margin:

•                  Overall tight cost control

•                  Cost Flexibility implementation continues on track

•                  Volume declines within the expected range

•                  Fast pace of development in European Mail Networks

Mail Summary	2003	2002	% Change
	€mil	€mil
Revenues	3,915	4,005	-2.2%
EBITA	820	804	2.0%
Operating margin	20.9%	20.1%

Mail revenues fell by 2.2% in the year mainly due to lower volumes and ancillary income in the Netherlands. Significant revenue growth was again achieved from European Mail Networks.

Despite the lower volumes and additional pension costs of €29 million, Mail earnings increased by 2.0% to €820 million for the year with the operating margin improving from 20.1% last year to 20.9%. This excellent performance was driven by overall tight cost control and the continuing roll out of the Cost Flexibility programme in the Netherlands.

Total savings of €74 million have been realised in 2003 under the Cost Flexibility programme, a cumulative amount of €100 million since the programme began at the end of 2002.

Restructuring and start-up initiatives in the year impacted earnings by €26 million (€13 million last year). €20 million of this impact occurred in the fourth quarter. Incidental gains in the previous year (including the release of an accrual for terminal dues) exceeded gains in 2003 (including a gain on the sale of Geldnet in the first half of this year).

The preliminary assessment of the quality of next day delivery in 2003 is around 96%, an improvement over the 95.6% level achieved last year and ahead of the government target of 95%.

Revenue Analysis	2003	2002	% Change	% Change
				Organic	Acq	FX
	€mil	€mil
Mail Netherlands	2,698	2,795	-3.5%	-3.1%	-0.4%	0.0%
Cross Border	602	650	-7.4%	-4.0%	0.0%	-3.4%
European Mail Networks	409	358	14.2%	10.3%	5.9%	-2.0%
Data & Document Management	206	202	2.0%	-2.9%	6.9%	-2.0%
Mail	3,915	4,005	-2.2%	-2.0%	0.6%	-0.8%

Mail Netherlands revenues fell by 3.5% in the year. Lower revenues from post offices and the disposal of properties and companies, together with the one-off impact last year from the Euro coins project, accounted for 1.7% of this fall. Addressed mail volumes declined by 2.5%, partially compensated by positive price and mix effects.

Domestic mail volumes declined by 1.2% in the year, mainly due to a reduction in letterbox mail which particularly affected the fourth quarter. Direct mail volumes fell by 4.4% for the year as a whole although the rate of decline slowed down in the fourth quarter. Total addressed mail volumes in the fourth quarter declined by 3.7%. The main causes of the reduced volumes are an increased focus on cost savings in many companies, an ongoing trend towards electronic communication and improvements in offerings from competitors.

Cross Border revenues fell by 7.4% in the year, partly due to a 3.4% adverse foreign exchange effect. Revenues in Spring, the joint venture global mail business, have been under pressure throughout the year particularly in Europe.  Volumes in Europe have fallen as a result of a deliberate strategy of increasing prices to improve margins. Revenues from the TPG Post brand also dropped slightly in the import business but export revenues remained stable.

European Mail Networks delivered significant revenue growth in the year with organic revenues growing by 10.3%. All countries are developing well, except for Belgium where business is still affected by the impact of local environmental taxes. In Germany, the unaddressed network grows strongly and the Europost addressed network continues to successfully expand its product range and coverage. Revenues in Italy also show significant growth, driven by higher volumes.

Data & Document Management (Cendris) revenue growth has been held back by the depressed economic climate in Europe which has prevailed throughout the year. This has particularly affected the Document Management part of the business in the Netherlands where existing customers continue to look for cost savings resulting in reduced business. On the other hand strong growth has been realised in the Customer Contact business both in the Netherlands, where the consolidation of call centres has provided scale, and Germany.

Business Highlights - Express

•                  Impressive increase in earnings and margins:

•                  Continued positive revenue quality yield

•                  Profit improvements across the board

•                  Australia back into profits

Express Summary	2003	2002	% Change
	€mil	€mil
Revenues	4,251	4,175	1.8%
EBITA	276	246	12.2%
Operating margin	6.5%	5.9%

Express revenues grew organically by 6.3% in the year. Adverse foreign exchange translation effects, caused by the strengthening of the euro against all major currencies and especially the UK pound, reduced nominal revenue growth to 1.8%.

Earnings for the year increased by 12.2% to €276 million after incurring a €22 million adverse foreign exchange impact. At constant exchange rates, earnings climbed 21.1%. The operating margin for the year improved from 5.9% to 6.5% (or 6.7% at constant exchange rates). Fourth quarter operating margins rose to 9.7% (or 10.2% at constant exchange rates).

Almost all business units achieved good year on year profit improvements with particularly strong performances delivered by the Benelux, France, Germany, Austria, Spain, Eastern Europe and Australia.

The highest overall margin of all Express business units has been achieved in the Benelux as a result of firm pricing action aided by the appointment of profit accountable depot general managers and overhead reductions.

In France, the domestic business is now producing the highest return on sales of all Express domestic operations and this has been achieved in difficult economic circumstances.

Germany has increased profitability significantly through focussed international and domestic sales teams selling no discount simplified contract rate agreements.

The business in Australia earned a profit of €5 million in 2003, exceeding its break-even target, compared to a loss of €10 million in the previous year.

Revenue Analysis	2003	2002	% Change	% Change
				Organic	Acq	FX
	€mil	€mil
Express Europe	3,455	3,402	1.6%	4.9%	-0.1%	-3.2%
Express ROW	796	773	3.0%	12.6%	0.0%	-9.6%
Express	4,251	4,175	1.8%	6.3%	-0.1%	-4.4%

Europe organic revenue growth was 4.9% in the year. Total core kilos carried increased by 2.4% and core consignments grew by 1.5% compared to last year. A positive revenue quality yield of 3.5% was achieved in an overall stagnant economic environment. Higher than average organic revenue growth was achieved in Germany, France, the UK, Eastern Europe, Austria and Spain.

Organic revenue growth in Europe in the fourth quarter climbed to a healthy 6.0% with a positive revenue quality yield of 3.2% again outpacing inflation. Of the bigger countries, Germany and the UK performed particularly strongly.

Rest of the World organic revenues increased by 12.6% in the year with both Asia and the

Middle East delivering organic growth in excess of 20%. Fourth quarter organic revenue growth was a steady 12.2% with Asia continuing to grow at an accelerating pace.

Business Highlights - Logistics

•                  Strong organic revenue growth and high level of new contract wins

•                  Good progress made in implementing TtS actions:

•                  savings of €15 million achieved

•                  one-off costs of €69 million

•                  Earnings affected by three underperforming units and high level of start-ups

Logistics Summary	2003	2002	% Change
	€mil	€mil
Revenues	3,735	3,610	3.5%
EBITA	24	157	-84.7%
Operating margin	0.6%	4.3%
Operating margin excl one-off costs (at constant fx)	3.0%	4.3%

Logistics revenues grew by 9.9% in the year at constant exchange rates. A negative impact from foreign exchange translation reduced nominal revenue growth to 3.5%. Organic revenue growth was 8.3%.

Earnings in the year were significantly affected by the incidence of €79 million of one-off costs: €69 million in respect of the Transformation through Standardisation programme (TtS) and €10 million in respect of a write down of assets. €42 million of TtS one-off costs were incurred in the fourth quarter.

Underlying earnings excluding these one-off costs were €103 million, representing an operating margin of 2.8%. Foreign exchange translation adversely affected earnings by €15 million. At constant exchange rates, the underlying operating margin was 3.0% compared to 4.3% last year. The underlying operating margin in the fourth quarter was 2.4% (or 2.6% at constant exchange rates) compared to 3.0% in the same period last year, indicating a narrowing trend in the performance gap compared to last year.

Operating margins have also been affected by the relatively large number of contracts in start up phase in the latter part of the year including the big Fiat sole operator contract.

Earnings and margins increased in the year in both North America and the UK, the two biggest business units, due to good commercial management and tight cost controls.

The majority of the operational shortfall in earnings compared to last year were attributable to France, Italy non-automotive and Germany. Operational difficulties on various contracts, higher costs which could not be recovered from customers and increased overheads were the main reasons for this earnings shortfall.

All of these issues are currently being addressed by the TtS plan, which is a comprehensive programme of actions designed to standardise operating and business development practices across the entire Logistics business, with specific focus on the underperforming units, in order to improve margins. Annualised savings of approximately €15 million have already been made as a result of TtS.

Revenue Analysis

Revenue Analysis	2003	2002	% Change	% Change
				Organic	Acq	FX
	€mil	€mil
Logistics Europe	2,794	2,643	5.7%	5.6%	2.8%	-2.7%
Logistics North America	630	705	-10.6%	7.1%	-2.1%	-15.6%
Logistics ROW	311	262	18.7%	37.8%	0.0%	-19.1%
Logistics	3,735	3,610	3.5%	8.3%	1.6%	-6.4%

The net organic revenue growth of 8.3% in the year was achieved from new contracts (+ 13.1%) and a positive volume and price impact (+ 2.0%) offset by terminated contracts (- 6.8%). The rate of organic revenue growth in the fourth quarter rose to an impressive 10.3%.

New contract wins in 2003 have an annualised revenue of €668 million compared to contract wins of €563 million in the previous year, an increase of 19%. Fourth quarter contract wins continued to significantly outpace the previous year.

Contract renewals successfully completed in the year have provided further annualised revenues of €535 million with a retention rate currently running at 71%. Contract terminations in 2003 had an annualised revenue of €220 million of which 20% was due to portfolio cleaning, 30% was insourced by customers and 50% was taken over by competitors.

The business development pipeline has decreased slightly to €1.2 billion due to the large number of contracts won in the year and the impact of tough commercial rules. The higher certainty part of the pipeline has remained stable at around €0.2 billion or 17% of the total pipeline.

Europe revenues grew by  5.7% in the year, nearly all organic. The commencement of significant new contracts such as Telecom Italia, KPN, Volkswagen, Dow Chemicals, Nacco, B&Q and Hagemeyer boosted revenue growth in the year. The new sole operator contract with Fiat in Italy has also contributed to the high level of growth.

North America and Rest of the World organic revenue growth was 7.1% and 37.8% respectively. Revenues in China have grown significantly in the year as a result of increased volumes on the Shanghai Volkswagen and General Motors contracts.

Quarterly Information – Group

Euro Million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

GROUP

Revenues	3,184	2,829	2,936	2,917	3,180	2,805	2,899	2,898	3,013	2,642	2,787	2,776

Earnings from operations	320	211	299	290	382	222	305	298	363	210	278	277

Non-allocated items	(5)	(9)	(7)	2	12	8	(10)	(5)	(41)	4	(22)	87

EBITA	315	202	292	292	394	230	295	293	322	214	256	364

Goodwill amortisation	(39)	(218)	(39)	(38)	(39)	(39)	(38)	(38)	(37)	(34)	(35)	(33)

Operating income (EBIT)	276	(16)	253	254	355	191	257	255	285	180	221	331

Financial income and expense	(22)	(23)	(23)	(24)	(25)	(31)	(25)	(27)	(8)	(29)	(26)	(30)
Income taxes	(89)	(49)	(84)	(87)	(115)	(60)	(81)	(85)	(104)	(56)	(70)	(105)
Results from affiliates	(1)	(1)	(3)	(1)	(1)	(1)	(3)	0	(1)	2	(2)	0
Minority results	0	1	0	(2)	(2)	0	(3)	0	(3)	0	0	0

Net income	164	(88)	143	140	212	99	145	143	169	97	123	196

Net proft sale of non-core business	0	0	0	0	(14)	0	0	0	3	0	(5)	(28)

Net income from continuing operations	164	(88)	143	140	198	99	145	143	172	97	118	168

Average number of shares (mil)	475.1	475.1	475.1	475.0	475.0	475.0	475.0	475.0	475.0	475.0	475.0	475.3
Earnings per share (euro cents)	34.5	(18.5)	30.1	29.5	44.6	20.8	30.5	30.1	35.6	20.4	25.9	41.2

Net cash provided by operating activities	262	277	74	324	227	214	337	254	256	161	34	322

Capital expenditure on property, plant and equipment and other intangible assets	(128)	(94)	(72)	(60)	(152)	(111)	(130)	(79)	(147)	(155)	(114)	(65)

Disposals of property, plant and equipment and other intangible assets	12	3	14	17	23	19	16	5	21	36	27	7

Free cash flow	146	186	16	281	98	122	223	180	130	42	(53)	264

Number of employees	163,028	161,079	160,536	150,155	150,365	148,285	143,097	141,463	138,563	139,065	135,539	131,426
Full time equivalent employees	122,224	120,387	119,946	114,348	113,444	113,711	112,751	112,261	109,589	111,976	106,782	103,270

Euro Million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

MAIL

Mail Netherlands
Revenues	731	604	663	700	780	634	666	715	801	624	657	688
Growth %	-6.3%	-4.7%	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%	3.9%	4.5%	0.0%	1.5%
Organic	-5.5%	-3.4%	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%	3.9%	4.5%	0.0%	1.5%
Acquisition	-0.8%	-1.3%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (millions)	1,516	1,160	1,297	1,411	1,575	1,201	1,333	1,412	1,618	1,225	1,328	1,393
Growth %	-3.7%	-3.4%	-2.7%	-0.1%	-2.7%	-2.0%	0.4%	1.4%
Working days	65	65	61	64	63	65	61	64	63	65	61	64

Cross Border
Revenues	155	142	148	157	176	155	157	162	178	157	158	161
Growth %	-11.9%	-8.4%	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%	4.1%	1.3%	-2.5%	-3.0%
Organic	-9.6%	-5.8%	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%	2.8%	-0.6%	-1.4%	-4.1%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%	-0.6%	3.2%	0.0%	0.0%
Fx	-2.3%	-2.6%	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%	1.9%	-1.3%	-1.1%	1.1%

European Mail Networks
Revenues	112	100	105	92	100	85	88	85	96	74	78	57
Growth %	12.0%	17.6%	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%	45.5%	42.3%	39.3%	3.6%
Organic	9.0%	14.1%	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%	0.2%	0.3%	8.6%	-5.5%
Acquisition	5.0%	5.9%	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%	45.8%	43.2%	30.7%	9.1%
Fx	-2.0%	-2.4%	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%	-0.5%	-1.2%	0.0%	0.0%

Cendris
Revenues	54	51	51	50	62	44	48	48	48	45	42	32
Growth %	-12.9%	15.9%	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%	71.4%	60.7%	23.5%	6.7%
Organic	-11.3%	-4.5%	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%	34.6%	14.3%	-1.0%	6.7%
Acquisition	0.0%	22.7%	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%	36.8%	46.4%	24.5%	0.0%
Fx	-1.6%	-2.3%	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Total Mail
Revenues	1,052	897	967	999	1,118	918	959	1,010	1,123	900	935	938
Growth %	-5.9%	-2.3%	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%	8.4%	8.2%	2.9%	1.0%
Organic	-5.2%	-2.3%	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%	4.3%	4.0%	0.3%	0.3%
Acquisition	-0.1%	0.8%	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%	3.8%	4.9%	2.8%	0.5%
Fx	-0.6%	-0.8%	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%	0.3%	-0.7%	-0.2%	0.2%

EBITA	227	163	212	218	247	144	195	218	240	144	189	208

Operating margin	21.6%	18.2%	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%	21.4%	16.0%	20.2%	22.2%

Goodwill amortisation	(10)	(28)	(10)	(7)	(9)	(6)	(8)	(7)	(6)	(4)	(5)	(4)
Operating income (EBIT)	217	135	202	211	238	138	187	211	234	140	184	204

2002 and 2001 revenues by line of business have been restated to reflect a more accurate elimination of internal transactions which commenced in 2003

Quarterly Information – Express

Euro Million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

EXPRESS

Express Europe
Revenues	926	826	847	856	899	822	845	836	825	747	780	783
Growth %	3.0%	0.5%	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%	-2.5%	1.4%	3.2%	5.5%
Organic	6.0%	3.4%	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%	-2.2%	3.5%	4.1%	5.8%
Acquisition	0.0%	0.1%	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%	-0.1%	-1.1%	-1.3%	0.6%
Fx	-3.0%	-3.0%	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%	-0.2%	-1.0%	0.4%	-0.9%

Core consignments (mil)	36.6	31.0	33.7	33.8	35.2	30.2	33.8	32.9	33.0	28.8	31.6	32.0
Core kilos (mil)	583.2	519.5	527.3	523.3	566.4	494.3	522.5	519.8	550.2	487.3	505.8	521.8
Core revenue quality yield improvement	3.2%	2.8%	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%	2.2%	2.8%	5.7%	7.5%

Express ROW
Revenues	220	206	189	181	205	190	195	183	195	192	198	186
Growth %	7.3%	8.4%	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%	-11.8%	-13.1%	-3.4%	-4.6%
Organic	12.2%	14.7%	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%	-7.1%	-4.6%	1.2%	1.0%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%	0.1%	0.2%	0.0%	0.0%
Fx	-4.9%	-6.3%	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%	-4.8%	-8.7%	-4.6%	-5.6%

Total Express
Revenues	1,146	1,032	1,036	1,037	1,104	1,012	1,040	1,019	1,020	939	978	969
Growth %	3.8%	2.0%	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%	-4.4%	-2.0%	1.8%	3.4%
Organic	7.2%	5.6%	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%	-3.2%	1.6%	3.4%	4.8%
Acquisition	0.0%	0.1%	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%	-0.1%	-0.9%	-1.0%	0.5%
Fx	-3.4%	-3.7%	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%	-1.1%	-2.7%	-0.6%	-1.9%

Working days	62	65	60	63	62	65	61	62	62	65	60	63

EBITA	111	47	66	52	107	37	61	41	69	19	35	34

Operating margin	9.7%	4.6%	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%	6.8%	2.0%	3.6%	3.5%

Goodwill amortisation	(14)	(13)	(13)	(13)	(13)	(14)	(13)	(12)	(12)	(14)	(12)	(13)
Operating income (EBIT)	97	34	53	39	94	23	48	29	57	5	23	21

2002 and 2001 numbers have been restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Quarterly Information – Logistics

Euro Million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

LOGISTICS

Logistics Europe
Revenues	756	678	703	657	707	659	651	626
Growth %	6.9%	2.9%	8.0%	5.0%	8.9%	13.2%	7.8%	18.6%
Organic	9.4%	5.6%	6.3%	0.5%	4.0%	5.1%	-0.1%	6.9%
Acquisition	-0.1%	0.0%	4.3%	7.5%	6.6%	8.8%	10.1%	10.4%
Fx	-2.4%	-2.7%	-2.6%	-3.0%	-1.7%	-0.7%	-2.2%	1.3%

Logistics North America
Revenues	147	154	166	163	168	155	192	190
Growth %	-12.5%	-0.6%	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	1.8%	9.7%	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition	0.0%	0.0%	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-14.3%	-10.3%	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%

Logistics ROW
Revenues	94	77	75	65	72	68	65	57
Growth %	30.6%	13.2%	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	37.5%	20.6%	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-6.9%	-7.4%	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%

Total Logistics
Revenues	997	909	944	885	947	882	908	873	885	814	878	778
Growth %	5.3%	3.1%	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%	9.8%	39.4%	72.7%	62.8%
Organic	10.3%	7.5%	9.9%	5.0%	7.7%	6.1%	0.6%	3.3%	1.9%	6.8%	11.5%	11.2%
Acquisition	-0.1%	0.0%	1.4%	5.4%	4.8%	6.3%	6.9%	7.1%	7.7%	36.2%	61.5%	53.6%
Fx	-4.9%	-4.4%	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%	0.2%	-3.6%	-0.3%	-2.0%

Revenues by sector
Automotive	402	345	345	336	347	316	356	361
Tyres	70	50	43	58	68	58	47	46
FMCG	165	156	163	151	195	179	150	131
Hi-tech electronics	137	126	117	119	125	103	109	109
Publishing / media	60	65	48	56	66	57	57	56
Other	163	167	228	165	146	169	189	170

EBITA	(18)	1	21	20	28	41	49	39	55	46	53	36
One-off costs	42	24	13
EBITA excl one-off costs	24	25	34
Operating margin	-1.8%	0.1%	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%	6.2%	5.7%	6.0%	4.6%
Operating margin excl one-off costs	2.4%	2.8%	3.6%
Goodwill amortisation	(15)	(177)	(17)	(17)	(18)	(17)	(18)	(19)	(18)	(17)	(18)	(16)

Operating income (EBIT)	(33)	(176)	4	3	10	24	31	20	37	29	35	20

2002 and 2001 numbers have been restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Consolidated statements of income

	2003	2002
	€mil	€mil

Net sales	11,785	11,662
Other operating revenues	81	120
Total operating revenues	11,866	11,782

Cost of materials	(546)	(554)
Work contracted out and other external expenses	(4,920)	(4,810)
Salaries and social security contributions	(4,163)	(4,027)
Depreciation, amortisation and impairments	(711)	(490)
Other operating expenses	(759)	(843)
Total operating expenses	(11,099)	(10,724)

Operating income	767	1,058

Interest and similar income	18	20
Interest and similar expenses	(110)	(128)
Financial income and expenses	(92)	(108)

Income before income taxes	675	950

Income taxes	(309)	(341)
Results from investments in affiliated companies	(6)	(5)

Net income before minority interests	360	604

Minority Interests	(1)	(5)

Net income	359	599

Net income per ordinary share and per ADS(1) (in euro cents)	75.6	126.1

(1)       Based on the average amount of 475.1 million ordinary shares, including ADS (2002: 475.0 million).

Consolidated cash flow statements

Before proposed appropriation of net income

	2003	2002
	€mil	€mil
Net income	359	599

Depreciation, amortisation and impairments	711	490
Changes in provisions	(7)	(14)
Changes in pension liabilities	(221)	(111)
Changes in deferred taxes	180	(16)
Changes in working capital:
• inventory	6	(1)
• accounts receivable	(78)	136
• other current assets	(10)	(74)
• current liabilities excl. short term financing	(3)	23
Net cash provided by operating activities	937	1,032

Acquisition of group companies	(59)	(128)
Disposals of group companies	6	4
Acquisition of affiliated companies	(16)	(11)
Disposals of affiliated companies	2	10
Capital expenditure on other intangibles	(67)	(74)
Disposals of intangible assets	6	10
Capital expenditure on property, plant & equipment	(287)	(398)
Disposals of property, plant and equipment	40	53
Changes in other financial fixed assets	(2)	12
Changes in minority interests	4	4
Net cash used in investing activities	(373)	(518)

Changes in shareholders’ equity:
• Dividends paid	(204)	(185)
• Other changes in shareholders’ equity		1
Long-term liabilities acquired	70	63
Long-term liabilities repaid	(83)	(67)
Changes in short-term bank debt	(219)	(410)
Net cash provided by financing activities	(436)	(598)

Changes in cash and cash equivalents	128	(84)

Cash and cash equivalents at beginning of financial year	357	451
Exchange rate differences on cash items	(14)	(18)
Cash and cash equivalents from acquisition and disposal of group companies	(1)	8
Change in cash and cash equivalents	128	(84)
Cash and cash equivalents at end of period	470	357

Reclassifications have been made to the 2002 numbers to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

Consolidated balance sheets

Before proposed appropriation of net income

	At 31 Dec 2003	At 31 Dec 2002
	€mil	€mil
ASSETS

Fixed assets
Goodwill	2,309	2,675
Other intangible assets	112	91
Total intangible assets	2,421	2,766
Land & buildings	981	996
Plant & equipment	469	500
Other property, plant & equipment	485	567
Construction in progress	74	67
Total property, plant and equipment	2,009	2,130
Investments in affiliated companies	79	95
Loans receivable from affiliated companies	2	2
Loans receivable	158	96
Prepayments & accrued income	388	484
Total financial fixed assets	627	677
Total fixed assets	5,057	5,573

Current assets
Inventory	49	56
Accounts receivable	2,018	1,922
Prepayments and accrued income	362	358
Cash and cash equivalents	470	357
Total current assets	2,899	2,693

Total assets	7,956	8,266

LIABILITIES AND GROUP EQUITY

Group equity
Shareholders’ equity	3,028	2,961
Minority interests	17	18
Total group equity	3,045	2,979

Provisions
Retirement schemes	23	35
Deferred tax liabilities	143	133
Restructuring	42	30
Other provisions	88	96
Total provisions	296	294
Pension liabilities	521	742
Long-term liabilities
Long-term debt	1,474	1,523
Accrued liabilities	187	138
Total long term liabilities	1,661	1,661
Current liabilities
Trade accounts payable	687	673
State loans		72
Other liabilities	522	702
Accrued liabilities	1,224	1,143
Total current liabilities	2,433	2,590

Total liabilities and group equity	7,956	8,266

Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability.

The prior year balances are adjusted for comparison purposes.

Additional information

Free cash flow

	2003	2002
	€mil	€mil
Net cash provided by operating activities	937	1,032
Capital expenditure on property, plant and equipment and other intangible assets	(354)	(472)
Disposals of property, plant and equipment and other intangible assets	46	63
Free cash flow	629	623

Capital expenditure on property, plant and equipment and other intangible assets

	2003	2002
	€mil	€mil
Mail	107	130
Express	160	178
Logistics	83	164
Corporate	4
Total	354	472

Movement in shareholders’ equity

	2003	2002
	€mil	€mil
Opening balance at 1 January	2,961	2,600
Net income for the period	359	599
Foreign exchange effects	(68)	(54)
Other reserves	(20)
Cash dividend	(204)	(184)
Balance at 31 December	3,028	2,961

Net debt

	At 31 Dec 2003	At 31 Dec 2002
	€mil	€mil
Short-term debt	69	238
Long-term debt	1,474	1,523
Total interest bearing debt	1,543	1,761
Cash and cash equivalents	(470)	(357)
Net debt	1,073	1,404

US GAAP Statement

Net Income

	2003	2002
	€mil	€mil
Net income under Dutch GAAP	359	599
Adjustments for:
Employment schemes	(11)	(12)
Goodwill amortisation	(9)	154
Other intangible assets depreciation	(3)	(2)
Depreciation on restoration of previously recognised impairments	4	4
Depreciation of capitalised software		(10)
Financial instruments	13	(11)
Long term contract incentive payments	1	(6)
Pension curtailment		2
Real estate sale	(4)	(16)
Sale-lease-back transaction	(1)	(4)
Provisions	1
Tax effect of adjustments	41	19

Net Income under US GAAP	391	717

Net income per ordinary share and per ADS 1 (in Euro cents)	82.3	150.9

(1) Based on the average amount of 475.1 million ordinary shares, including ADS (2002: 475.0 million)

Shareholders’ Equity

	2003	2002
	€mil	€mil
Shareholders’ equity under Dutch GAAP	3,028	2,961

Adjustments for:
Employment schemes	141	152
Goodwill	69	91
Other intangible assets depreciation	(5)	(2)
Financial instruments	2	(20)
Real estate sale	(20)	(16)
Sale and leaseback transaction	(5)	(4)
Restoration of previously recognised impairments, net of depreciation	(7)	(11)
Long-term contract incentive payment	(5)	(6)
Pension curtailment	2	2
Provisions	1
Deferred taxes on adjustments	4	(37)

Shareholders’ equity under US GAAP	3,205	3,110

Financial Calendar

Financial Calendar 2004

Wednesday 7 April	Annual General Meeting of Shareholders

Tuesday 13 April	Ex-dividend listing of TPG shares

Wednesday 21 April	Payment of final dividend

Monday 26 April	Publication of 2004 first quarter results

Monday 2 August	Publication of 2004 first half year results

Wednesday 4 August	Ex-dividend listing of TPG shares

Wednesday 11 August	Payment of interim dividend

Monday 25 October	Publication of 2004 third quarter results

Contact Information

Jon Downing
Director of Investor Relations
Contact:
Phone              +31 20 500 62 41
Fax                              +31 20 500 75 15
Email                    jon.downing@tpg.com

Emilie de Weert
Manager of Investor Relations
Contact:
Phone              +31 20 500 62 42
Fax                              +31 20 500 75 15
Email                    emilie.de.weert@tpg.com

Tanno Massar

Director of Media Relations
Contact:

Phone              +31 20 500 61 71
Fax                              +31 20 500 75 20
Email                    tanno.massar@tpg.com

Published by:

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

P.O. Box 13000

1100 KG Amsterdam

Phone              +31 20 500 60 00
Fax                              +31 20 500 70 00
Email                    tpg.communication@tpg.com

Internet      www.tpg.com

Responsible for content and editing:

TPG Investor Relations

Safe Harbour Statement

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which TPG operate, management’s beliefs and assumptions made by management about future events.  In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•                  any restatement of prior financial statements in response to the results of the audit committee’s investigation,

•                  any adverse response to the audit committee investigation or the results of the investigation,

•                  the timing of the completion of the audit of our 2003 financial statements,

•                  any difference between the unaudited financial results contained in this press release and our audited financial statements for 2003,

•                  decisions of tax and other authorities with respect to our tax liabilities,

•                  substitution of alternative methods for delivering information for TPG’s Mail and Express services,

•                  regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•                  competition in the mail, express and logistics businesses,

•                  decisions of competition authorities regarding proposed joint ventures or acquisitions,

•                  costs of complying with governmental regulations,

•                  general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,

•                  higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,

•                  the effect of the current economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery,

•                  our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,

•                  fluctuations in fuel costs,

•                  TPG’s ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,

•                  changes in currency and interest rates,

•                  increased price transparency resulting from the adoption of the euro,

•                  changes in TPG’s credit rating and their impact on TPG’s financing costs and requirements,

•                  changes in TPG’s relationship with the State of the Netherlands,

•                  disruptions at key sites,

•                  incidents resulting from the transport of hazardous materials,

•                  mismatches between TPG’s investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,

•                  strikes, work stoppages and work slowdowns and increases in employee costs,

•                  costs of completing acquisitions or divestitures and integrating newly acquired businesses,

•                  changes to the international conventions regarding the limitation of liability for the carriage of goods,

•                  significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,

•                  market acceptance of our new service and growth initiatives,

•                  changes in customer demand patterns,

•                  the impact of technology developments on our operations and on demand for our services,

•                  disruptions to our technology infrastructure, including our computer systems and website,

•                  TPG’s ability to maintain aviation rights in important international markets,

•                  adverse weather conditions, and

•                  if our subcontractors’ employees were to be considered our employees.

These and other factors that could affect these forward-looking statements are described in TPG’s annual report on Form 20-F and TPG’s other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to TPG’s future results and achievements.  You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.